UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*

                              VOXCOM HOLDINGS, INC.
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                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
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                         (Title of Class of Securities)

                                   928957 10 9
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                                 (CUSIP Number)

Lawrence R. Biggs, Jr., 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               September 29, 1998
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            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


          CUSIP No. 928957 10 9                Page     2     of     5     Pages
                    ------------                    ---------    ---------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence R. Biggs, Jr.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                       (b)   [x]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                    PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

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                            7      SOLE VOTING POWER

           Number of                      2,158,000
            Shares
         Beneficially
           Owned by         8      SHARED VOTING POWER
             Each
           Reporting                      -0-
            Person
             With
                            9      SOLE DISPOSITIVE POWER

                                          2,158,000


                            10     SHARED DISPOSITIVE POWER

                                              -0-

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,158,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.5%
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    14       TYPE OF REPORTING PERSON*

                      IN
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

Item 1.           Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.0001 per share, of Voxcom Holdings, Inc., a Nevada corporation (the "Issuer"), with principal executive offices at 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225.

Item 2.           Identity and Background.

         This statement is filed with respect to the ownership of 2,158,000 shares of the Issuer's Common Stock, consisting of 1,070,000 shares owned of record and 1,088,000 shares issuable upon exercise of Class A Warrants. The following information is provided regarding the owner:

         (a)      Name:              Lawrence R. Biggs, Jr.

         (b)      Business Address:  8115 Preston Road
                                     Eighth Floor - East
                                     Dallas, Texas 75225

         (c) Principal Occupation: Chairman and Chief Executive Officer, Voxcom Holdings, Inc.

         (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Registrant is a citizen of the United States of America.

Item 3.           Source and Amount of Funds, or Other Consideration.

         See Item 4.

Item 4.  Purpose of Transaction.

         Registrant founded the corporations that were acquired by the Issuer in June 1997, resulting in the issuance of the shares owned by the Registrant in the Issuer. All such shares owned by Registrant have been acquired with Registrant's personal funds.

         The Issuer began trading in the OTC Bulletin Board Market in November 1997, and in May 1998, filed a Form 10-SB to register as a reporting company under the Securities Exchange Act of 1934. Such registration became effective in July 1998 and all comments of the staff of the Securities and Exchange Commission were cleared on September 29, 1998.

         The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for home based business services and credit card verification systems. Registrant takes an active role in the management of the Issuer and is Chairman and Chief Executive Officer.

         Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the NASDAQ;
(i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

Item 5.  Interests in Securities of the Issuer.

         (a) 2,158,000 shares of Common Stock (29.5% of shares outstanding) consisting of 1,070,000 shares and Class A Warrants to acquire 1,088,000 shares. Upon the exercise of one Class A Warrant at $4.00 per share, one Class B Warrant will also be issued to acquire one share of Common Stock at an exercise price of $20 per share.

         (b)      Lawrence R. Biggs, Jr. - sole power to vote and dispose.

         (c)      See Item 4.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



September 30, 1998                                   /s/ Lawrence R. Biggs, Jr.
---------------------                               ----------------------------
Date                                                     Lawrence R. Biggs, Jr.